RECOMPOSE, PBC

FINANCIAL STATEMENTS

WITH SUPPLEMENTARY INFORMATION

for the years ended December 31, 2023 and 2022

RECOMPOSE, PBC

CONTENTS



INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of
Recompose, PBC

Opinion

We have audited the accompanying financial statements of Recompose, PBC, which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Recompose, PBC as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Recompose, PBC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Recompose, PBC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Recompose, PBC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Recompose, PBC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information on page 22 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

MP PC

Springfield, Massachusetts
October 28, 2024

MP P.C.

RECOMPOSE, PBC

BALANCE SHEETS

December 31, 2023 and 2022

_____

		2023		2022
ASSETS				
Current assets				
Cash	$	2,607,580	$	2,305,867
Accounts receivable		745,863		509,073
Other current assets				132
Total current assets		3,353,443		2,815,072
Restricted cash		178,637		175,549
Pre-need trust, restricted		4,492,074		3,160,569
Long-term accounts receivable		3,794,922		3,024,679
Property and equipment, net		8,107,604		8,739,702
Intangible assets, net		916,869		1,002,365
Security deposits		204,225		204,225
Right-of-use asset - operating lease		5,356,896		5,798,724
Total assets	$	26,404,670	$	24,920,885
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Accounts payable	$	51,277	$	449,897
Accrued liabilities and other current liabilities		188,873		126,354
Lease liability, current - operating		466,004		441,828
Total current liabilities		706,154		1,018,079
Deferred revenues		9,115,488		6,694,321
Other non-current liabilities		89,574		15,808
Promissory notes		2,745,808		1,999,980
Lease liability, noncurrent - operating		4,890,892		5,356,896
Total liabilities		17,547,916		15,085,084
Stockholders' equity				
Common stock, $.0001 par value, 20,000,000 shares authorized, 7,613,866 shares issued and outstanding		765		765
Preferred stock, $.0001 par value, 12,500,000 shares authorized, 7,986,532 shares issued and outstanding		799		723
Additional paid-in capital		20,589,963		17,189,321
Additional paid-in capital - stock options		5,450		3,806
Accumulated deficit		(11,740,223)		(7,358,814)
Total stockholders' equity		8,856,754		9,835,801
Total liabilities and stockholders' equity	$	26,404,670	$	24,920,885

See notes to financial statements.

4

RECOMPOSE, PBC

STATEMENTS OF OPERATIONS

for the years ended December 31, 2023 and 2022

_____

	2023	2022
Revenues	$ 1,184,114	$ 836,764
Direct costs	428,156	443,897
Gross profit	755,958	392,867
Operating expenses	5,182,602	4,159,558
Loss from operations	(4,426,644)	(3,766,691)
Non-operating (expense) income		
Interest expense	(69,153)	
Interest income	114,388	8,710
Total non-operating income	45,235	8,710
Net loss	$ (4,381,409)	$ (3,757,981)

RECOMPOSE, PBC

STATEMENTS OF STOCKHOLDERS' EQUITY

for the years ended December 31, 2023 and 2022

	Common Stock	Preferred Stock	Additional Paid-In Capital	Additional Paid-In Capital - Stock Options	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2021	$ 760	$ 657	$ 13,843,495		$ (3,600,833)	$ 10,244,079
Issuance of stock		66	3,338,019			3,338,085
Exercise of stock options	2		7,278			7,280
Stock-based compensation	3		529	$ 3,806		4,338
Net loss					(3,757,981)	(3,757,981)
Balance at December 31, 2022	765	723	17,189,321	3,806	(7,358,814)	9,835,801
Issuance of stock		76	3,400,642			3,400,718
Exercise of stock options						
Stock-based compensation				1,644		1,644
Net loss					(4,381,409)	(4,381,409)
Balance at December 31, 2023	$ 765	$ 799	$ 20,589,963	$ 5,450	$ (11,740,223)	$ 8,856,754

See notes to financial statements.

STATEMENTS OF CASH FLOWS

for the years ended December 31, 2023 and 2022

———

	2023	2022
Cash flows from operating activities		
Net loss	$ (4,381,409)	$ (3,757,981)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	947,643	604,504
Amortization	112,851	98,272
Stock-based compensation	1,644	4,338
(Increase) decrease in operating assets:		
Prepaid expenses and other current assets	132	(109)
Pre-need trust	(1,331,505)	(1,006,841)
Long-term accounts receivable	(1,007,033)	(240,193)
Security deposits		(200,475)
Loss on disposal of property and equipment	250,884	
Right-of-use asset - operating	441,828	196,541
(Decrease) increase in operating liabilities:		
Accounts payable	(398,620)	(55,795)
Accrued liabilities and other current liabilities	62,519	119,425
Deferred revenue	2,421,167	1,247,034
Other noncurrent liabilities	73,766	(15,115)
Lease liability - operating	(441,828)	(196,541)
Net cash used in operating activities	(3,247,961)	(3,202,936)
Cash flows from investing activities		
Purchases of property and equipment	(566,429)	(7,033,896)
Purchases of intangible assets	(27,355)	(285,268)
Net cash used in investing activities	(593,784)	(7,319,164)
Cash flows from financing activities		
Proceeds from issuance of stock	3,400,718	3,338,085
Proceeds from exercise of stock options		7,280
Proceeds from promissory notes	745,828	1,999,980
Net cash provided by financing activities	4,146,546	5,345,345
Net change in cash	304,801	(5,176,755)
Cash, beginning of year	2,481,416	7,658,171
Cash, end of year	$ 2,786,217	$ 2,481,416
Reconciliation		
Cash	$ 2,607,580	$ 2,305,867
Restricted cash	178,637	175,549
Total cash and restricted cash	$ 2,786,217	$ 2,481,416

See notes to financial statements.

RECOMPOSE, PBC

NOTES TO FINANCIAL STATEMENTS

_____

1. *Organization and Summary of Significant Accounting Policies*

Nature of Operations

Recompose, PBC (the "Company") is a licensed funeral home offering death care services, specializing in human composting. The Company operates out of Seattle, Washington and offers services to clients across the United States. The Company sells services at the time of death, which is referred to as at-need, and prior to the time of death, which is referred to as pre-need.

The Company's funeral home services include consultation, the removal and preparation of remains, and the use of the funeral home facility for ceremonial services.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Cash

The Company maintains cash balances with a financial institution, which at times exceeds federally insured limits. As of December 31, 2023 and 2022, the uninsured bank balance was approximately $6,496,000 and $4,817,000, respectively.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP).

Restricted Cash

Long-term restricted cash as of December 31, 2023 and 2022 of $178,637 and $175,549, respectively, reflected on the balance sheets consist of a deposit maintained with a financial institution. This restricted cash is a certificate of deposit which is required pursuant to the terms of the Company's lease agreement.

Pre-Need Trust

Pursuant to state law, a portion of the proceeds from pre-need sales of services is put into the trust ("pre-need trust") until such time that the Company meets the requirements for releasing trust principal, which is generally performance of services. All investment earnings generated by the assets in the pre-need trust (including interest) are deferred until the services are performed.

8

Deferred Revenue

Revenues from the sale of services as well as any investment income from the pre-need trust are deferred until such time that the services are performed. The Company provides for a profit margin for these deferred revenues to account for the projected future costs of providing services on pre-need contracts. These revenues are recognized when the related services are performed and are presented on a gross basis on the statements of operations.

Long-Term Accounts Receivable

The Company sells pre-need funeral contracts whereby the customer enters into arrangements for future pre-need services. At the time of a pre-need sale, the Company records an account receivable in an amount equal to the total contract value less any cash deposit paid. Management evaluates customer receivables for impairment based upon its historical experience, including the age of the receivables and the customers' payment histories. Management believes all receivables are fully collectible as of December 31, 2023 and 2022 and, accordingly, there is no reserve for uncollectible receivables.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed on the straight-line basis over the estimated useful life of the assets. Additions and major improvements are capitalized. When assets are sold or retired, the related costs and accumulated depreciation are removed from the respective accounts and the resulting gain or loss is recorded in income. Maintenance and repairs are charged to expense as incurred. The Company follows the practice of capitalizing all property and equipment with a cost exceeding $5,000.

Construction in progress costs represent fixed assets costs not yet placed in service. No depreciation was taken on these capitalized costs.

Stock-Based Compensation

The Company maintains an equity incentive plan under which equity awards may be granted to eligible employees, officers or directors, or consultants or advisors of the Company. The Company accounts for the awards on fair value measurement guidance and amortize to expense over the vesting period using straight-line basis. The Company accounts for forfeitures as incurred.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expense for the year ended December 31, 2023 was $236,363 ($78,272 - 2022).

Income Taxes

The Company is a Public Benefit Corporation. As such, the Company is required to pay income taxes on taxable income.

The Company follows ASC 740 "Income taxes" regarding the accounting for deferred tax assets and liabilities. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities and measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A deferred tax asset will be reduced by a valuation allowance when, based on the Company's estimates, it is more likely than not that a portion of those assets will not be realized in a future period.

The Company has recorded a full valuation allowance on its net deferred tax assets since management believes it is more likely than not that these assets will not be realized because future taxable income necessary to utilize these losses cannot be established or projected.

The Company evaluates all significant tax positions as required by generally accepted accounting principles in the United States. As of December 31, 2023, the Company does not believe that it has taken any tax positions that would require the recording of any additional tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next twelve months. The Company's income tax returns are subject to examination by the appropriate taxing jurisdictions. As of December 31, 2023, the Company's federal and state tax returns generally remain open for examination for the last three years.

Leases

The Company leases two buildings. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standards as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

Operating leases are included in non-current assets and current and non-current liabilities in the balance sheet. Leases with an initial term of 12 months or less are not recorded on the balance sheet. Lease expense is recognized for these leases on a straight-line basis over the lease term.

RECOMPOSE, PBC

NOTES TO FINANCIAL STATEMENTS, Continued

_____

Leases, Continued

ROU assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since most of the Company's leases do not provide an implicit rate, to determine the present value of lease payments, management uses the Company's incremental borrowing or rate risk-free rate based on the information available at lease commencement. Operating lease ROU assets also includes any lease payments made and excludes any lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that they will exercise the option.

Revenue from Contracts with Customers

The Company recognizes revenue in accordance with ASC 606 in the amount to which the Company expects to be entitled to when it satisfies a performance obligation by transferring control over a product or service to a customer.

The Company generates revenues primarily from contracts with customers through the sale of death services.

At the time of a non-cancellable pre-need sale, the Company records an account receivable in an amount equal to the total contract value less unearned finance income and any cash deposit paid. The revenue from both the sales and interest income from trusted funds are deferred until the services are performed. For a sale in a cancellable state, an account receivable is only recorded to the extent control has transferred to the customer for interment rights or services for which the Company has not collected cash. The amounts collected from customers in states in which pre-need contracts are cancellable may be subject to refund provisions.

In addition, the Company maintains a reserve representing the fair value of the refund obligation that may arise due to state law provisions that include a guarantee of customer funds collected on unfulfilled performance obligations and maintained in trust to the extent that the funds are refundable upon a customer's exercise of any cancellation rights. As of December 31, 2023 and 2022, no reserve has been established for refund obligations.

Service revenue is recognized when the services are performed and the performance obligation is thereby satisfied.

Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 - Inputs are unadjusted quoted prices for identical assets and liabilities in active markets that the Company has the ability to access.

Level 2 - Inputs, other than the quoted prices included within level 1 that are observable either directly or indirectly.

Level 3 - Inputs are unobservable inputs for the asset or liability.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodology applied to assets measured at fair value.

Intangible assets: Management tests intangible assets at the reporting unit level for impairment when a triggering event occurs that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

There have been no changes in the methodologies used at December 31, 2023 and 2022.

Intangible Assets

Intangible assets consist of research and development costs, patents, and software costs. They are initially measured at fair value and then amortized over their estimated useful lives between 5 and 15 years.

Subsequent Events

The Company has evaluated subsequent events through October 28, 2024, which is the date the financial statements were available to be issued.

2. **_Property and Equipment_**

Property and equipment consist of the following at December 31:

	2023	2022
Leasehold improvements	$ 6,585,593	$ 6,295,717
Machinery and equipment	1,280,545	1,003,992
Vessels	1,467,867	1,709,436
Furniture and fixtures	57,184	57,184
Construction in progress	458,553	467,868
	9,849,742	9,534,197
Less accumulated depreciation	1,742,138	794,495
	$ 8,107,604	$ 8,739,702

Depreciation expense for the year ended December 31, 2023 was $947,643 ($604,504 – 2022).

3. **_Intangible Assets_**

Intangible assets consist of the following at December 31:

	2023	2022
Research and development	$ 1,083,898	$ 1,056,543
Patents	37,323	37,323
Software costs	134,798	134,798
	1,256,019	1,228,664
Less accumulated amortization	339,150	226,299
	$ 916,869	$ 1,002,365

Amortization expense for each of the next five years and thereafter is as follows:

2024	$ 97,728
2025	75,875
2026	70,867
2027	72,669
2028	72,669
Thereafter	527,061
	$ 916,869

_4._ _**Pre-Need Trust**_

At December 31, 2023 and 2022, the Company's pre-need trust consisted of cash equivalents. When the Company receives a payment from a pre-need customer, the Company deposits the amount required by law into the pre-need trust that may be subject to cancellation on demand by the pre-need customer. The Company's pre-need trust related to states in which pre-need customers may cancel contracts with the Company comprises 100% of the total pre-need trust as of December 31, 2023. The assets held in the pre-need trust are required to be used to provide the services to which they relate. If the value of these assets falls below the cost of providing such services, the Company may be required to fund this shortfall.

A reconciliation of the Company's pre-need trust activities for the years ended December 31, 2023 and 2022 is presented below:

		2023		2022
Balance at beginning of period	$	3,160,569	$	2,153,728
Contributions		1,410,431		1,191,200
Distributions		(141,155)		(193,409)
Interest		62,229		9,050
Balance at end of period	$	4,492,074	$	3,160,569

Cash flows from pre-need contracts are presented as operating cash flows in the Company's statements of cash flows.

_5._ _**Related Party Transactions**_

The Company's board members are invested into the Company's pre-need trust. As of December 31, 2023 and 2022, the amount invested into the pre-need trust by these board members was $10,101 and $9,941.

_6._ _**Deferred Revenue**_

The Company defers revenue of pre-need funeral services until the services are performed. All other selling costs are expensed as incurred. Deferred revenues were $4,549,702 and $3,160,569 at December 31, 2023 and 2022.

The Company cannot estimate the period when it expects its performance obligations will be recognized, because certain performance obligations will only be satisfied at the time of death.

7.   *Fair Value Measurements*

The following table summarizes the Company's financial assets that are accounted for at fair value within the fair value hierarchy as of December 31:

Description	Level 1	Level 2	Level 3	2023 Total
Pre-need trust	$ 4,492,074			$ 4,492,074
Intangible assets			$ 916,869	916,869
	$ 4,492,074	$	$ 916,869	$ 5,408,943

Description	Level 1	Level 2	Level 3	2022 Total
Pre-need trust	$ 3,160,569			$ 3,160,569
Intangible assets			$ 1,002,365	1,002,365
	$ 3,160,569	$	$ 1,002,365	$ 4,162,934

The availability of observable data is monitored to assess the appropriate classification of financial assets within the fair value hierarchy. Changes in economic conditions or valuation techniques may require the transfer between one fair value level to another. The Company evaluates the significance of transfers between levels based upon the nature of the financial account and size of the transfer.

The following table sets forth a summary of certain changes in the fair value of the Company's level 3 assets for the year ended December 31:

	Intangible Assets
Beginning balance at December 31, 2022	$ 1,002,365
Amortization expense	(112,851)
Purchases	27,355
Ending balance at December 31, 2023	$ 916,869

	Intangible Assets
Beginning balance at December 31, 2021	$ 815,369
Amortization expense	(98,272)
Purchases	285,268
Ending balance at December 31, 2022	$ 1,002,365

There were no transfers and sales of the Company's level 3 assets for the years ended December 31, 2023 and 2022.

8.   *401(k) Plan*

The Company has a qualified 401(k) plan under which employees can invest up to a specified amount of their earnings as promulgated by the Internal Revenue Service. The Company made contributions of $34,998 for the year ended December 31, 2023 (2022 – $35,226).

9.   *Promissory Notes*

In October 2022, the Company entered into a subscription agreement for an unsecured subordinated promissory note (the "Agreement") with an accredited investor pursuant to which the investor agreed to lend the Company $250,000, subject to the terms and conditions of the agreement. The note is unsecured with a 7-year maturity date term, maturing in October 2029 with an interest rate of 3.00%. The outstanding principal balance and all accrued but unpaid interest will become due and shall be paid within 60 calendar days after the maturity date subject to the renewal provision within the agreement. As of December 31, 2022, the outstanding balance on the note was $250,000.

In November 2022, the Company entered into a subscription agreement for an unsecured subordinated promissory note (the "Agreement") with an accredited investor pursuant to which the investor agreed to lend the Company $250,000, subject to the terms and conditions of the agreement. The note is unsecured with a 10-year maturity date term, maturing in November 2032 with an interest rate of 4.00%. The outstanding principal balance and all accrued but unpaid interest will become due and shall be paid within 60 calendar days after the maturity date subject to the renewal provision within the agreement. As of December 31, 2022, the outstanding balance on the note was $250,000.

In November 2022, the Company entered into a subscription agreement for an unsecured subordinated promissory note (the "Agreement") with an accredited investor pursuant to which the investor agreed to lend the Company $1,000,000, subject to the terms and conditions of the agreement. The note is unsecured with a 5-year maturity date term, maturing in November 2027 with an interest rate of 2.00%. The outstanding principal balance and all accrued but unpaid interest will become due and shall be paid within 60 calendar days after the maturity date subject to the renewal provision within the agreement. As of December 31, 2022, the outstanding balance on the note was $1,000,000.

In December 2022, the Company entered into a subscription agreement for an unsecured subordinated promissory note (the "Agreement") with an accredited investor pursuant to which the investor agreed to lend the Company $499,980, subject to the terms and conditions of the agreement. The note is unsecured with a 7-year maturity date term, maturing in December 2029 with an interest rate of 3.00%. The outstanding principal balance and all accrued but unpaid interest will become due and shall be paid within 60 calendar days after the maturity date subject to the renewal provision within the agreement. As of December 31, 2022, the outstanding balance on the note was $499,980.

Promissory Notes, Continued

In September 2023, the Company entered into a subscription agreement for an unsecured subordinated promissory note (the "Agreement") with an accredited investor pursuant to which the investor agreed to lend the Company $250,000, subject to the terms and conditions of the agreement. The note is unsecured with a 5-year maturity date term, maturing in September 2028 with an interest rate of 2.00%. The outstanding principal balance and all accrued but unpaid interest will become due and shall be paid within 60 calendar days after the maturity date subject to the renewal provision within the agreement. As of December 31, 2023, the outstanding balance on the note was $250,000.

In April 2023, the Company entered into a subscription agreement for an unsecured subordinated promissory note (the "Agreement") with an accredited investor pursuant to which the investor agreed to lend the Company $250,000, subject to the terms and conditions of the agreement. The note is unsecured with a 7-year maturity date term, maturing in April 2030 with an interest rate of 3.00%. The outstanding principal balance and all accrued but unpaid interest will become due and shall be paid within 60 calendar days after the maturity date subject to the renewal provision within the agreement. As of December 31, 2023, the outstanding balance on the note was $250,000.

In April 2023, the Company entered into a subscription agreement for an unsecured subordinated promissory note (the "Agreement") with an accredited investor pursuant to which the investor agreed to lend the Company $245,828, subject to the terms and conditions of the agreement. The note is unsecured with a 7-year maturity date term, maturing in April 2030 with an interest rate of 3.00%. The outstanding principal balance and all accrued but unpaid interest will become due and shall be paid within 60 calendar days after the maturity date subject to the renewal provision within the agreement. As of December 31, 2023, the outstanding balance on the note was $245,828.

10.   ***Supplemental Disclosure of Cash Flow Information***

	2023	2022
Noncash transactions:		
Leased assets obtained in exchange for lease obligations		$ 5,995,265

11. _**Stock-Based Compensation**_

The Company maintains an equity incentive plan (the "Plan") under which incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock, and restricted stock units may be granted to eligible employees, officers or directors, or consultants or advisors of the Company. The Company maintains an option pool of 1,300,000 shares of common stock available for grant.

Compensation expense is recognized on a straight-line basis over the vesting period. For the year ended December 31, 2023, stock-based compensation for stock options amounted to $1,644. Stock-based compensation is included in payroll expenses, which is included in operating expenses on the Statements of Operations.

Stock Options

The granting of stock option awards is of the sole discretion of the Company. Each stock option award under the Plan is evidenced by an Award Agreement in which specifies the exercise price, the term of the option, number of shares subject to the option, and any exercise restrictions. Incentive stock option awards vest at 25% per year following the Vesting Commencement Date, subject to the participant continuing employment with the Company. Non-statutory stock options are fully vested at the date of grant. Stock option awards will expire 10 years from the date of grant.

The fair value at the grant date for stock options issued during 2023 was $.055 per share. The fair value of options issued was estimated utilizing the Black-Scholes valuation model. Assumptions used in calculating the fair value of stock options granted during the year are as follows:

Valuation assumptions:	
Risk-free interest rate	1.52%
Expected volatility	0.50%
Expected term (years)	4.0

Stock option activity during fiscal year 2023 was as follows:

Total outstanding shares, beginning of year	436,000
Granted	70,000
Exercised	
Forfeited	
Expired	
Total outstanding shares, end of year	506,000

<u>***Stock-Based Compensation, Continued***</u>

For the years ended December 31, 2023 and 2022, the total intrinsic value of options exercised $1,644 and $7,279. For the year ended December 31, 2023, the total unrecognized compensation cost related to stock options was $6,883.

Stock Appreciation Rights
The granting of stock appreciation rights is of the sole discretion of the Company. Each stock appreciation right granted under the Plan is evidenced by an Award Agreement in which specifies the exercise price, term of the stock appreciation right, conditions of exercise. As of December 31, 2023 and 2022, no stock appreciation rights have been granted.

Restricted Stock
The granting of restricted stock is of the sole discretion of the Company. Each restricted stock granted under the Plan is evidenced by an Award Agreement in which specifies the period of restriction and number of shares granted. The Company as escrow agent will hold shares of restricted stock until restrictions on such shares have lapsed. As of December 31, 2023 and 2022, no restricted stock has been granted.

Restricted Stock Units
The granting of restricted stock units is of the sole discretion of the Company. Each restricted stock unit granted under the Plan is evidenced by an Award Agreement in which specifies the terms, conditions, and restrictions related to the grant, including the number of restricted stock units. As of December 31, 2023 and 2022, no restricted stock has been granted.

12. ***Lease Activities***

The Company has operating leases for two buildings. The leases have remaining lease terms of 9 years to 10 years.

The following summarizes the line items in the balance sheet which include amounts for operating leases:

	2023	2022
Right-of-use-asset	$ 5,356,896	$ 5,798,724
Lease liability, current	$ 466,004	$ 441,828
Lease liability, noncurrent	4,890,892	5,356,896
Total operating lease liabilities	$ 5,356,896	$ 5,798,724

**Lease Activities, Continued**

The maturity of lease liabilities for the next five years and thereafter are as follows:

2024	$	658,114
2025		670,842
2026		699,188
2027		728,897
2028		759,376
Thereafter		2,792,635
		6,309,052
Less: imputed interest		(952,156)
	$	5,356,896

The following summarizes the line items in the statement of operations for the components of lease expense:

	2023	2022
Operating lease cost	$ 441,828	$ 196,541

13. *Preferred Stock*

Each outstanding share of preferred stock bears a cumulative dividend of 6% per year based on original issue price. Preferred stock is convertible into that number of fully paid, nonassessable shares of common stock determined by dividing the original issue price for the relevant series by the conversion price for such series. Each outstanding share of preferred stock has a liquidation preference in the amount equal to the original purchase price of the shares plus accrued and unpaid dividends. The preferred stock votes together as a single class with the common stock and are entitled to the number of votes equal to the number of shares of common stock into which the shares of preferred stock held by such holder could be converted as of the record date. At December 31, 2023, 7,986,532 shares of preferred stock were issued and outstanding (2022 – 7,232,016).

The determination to pay dividends on the Company's preferred stock and common stock is at the discretion of the Company's Board of Directors, and is also subject to the provisions of Delaware Law. Delaware Law provides that a Company may pay dividends on its stock only (1) out of its "surplus" or (2) from its net profits for the fiscal year in which the dividend is paid or for the preceding fiscal year. At December 31, 2023 and 2022, the Company had negative "surplus" and did not have net profits in either of the years December 31, 2023 or 2022. The terms of the preferred stock provide for cumulative dividends on that stock and prohibit the payment of dividends on common stock until all cumulative dividends on the preferred stock have been paid. As of December 31, 2023, the cumulative and unpaid and undeclared dividends are $2,156,236 (2022 - $1,519,522).

RECOMPOSE, PBC

OPERATING EXPENSES

for the years ended December 31, 2023 and 2022
—————

	2023	2022
Salaries and wages	$ 1,232,098	$ 1,262,226
Depreciation and amortization	1,060,494	702,776
Rent	712,370	369,526
Repairs and maintenance	370,294	229,254
Payroll expenses	189,997	171,479
Technology	224,023	166,128
Professional fees	345,500	158,942
Insurance	40,171	132,850
Operation expenses	174,305	132,825
Taxes and fees	87,556	153,696
Payroll taxes	102,576	107,540
Office expenses	19,308	93,635
Marketing	236,363	78,272
Small equipment	22,158	62,758
Outreach and public policy	9,500	43,463
Education and seminars	9,197	37,260
Pension and retirement	34,998	35,226
Bank fees	188,701	62,737
Computer expense	4,512	24,162
Utilities	29,624	25,275
Travel	48,558	21,407
Laundry and uniforms	14,235	18,212
Meals and entertainment	11,199	11,941
Miscellaneous expenses	14,865	57,968
Total	$ 5,182,602	$ 4,159,558